Nuudii System

This is not a bra – We're creating a new market between bras and going braless!

NUUDIISYSTEM.COM


Nuudii
system

The idea was conceptualized from one founder's need for a product that did not yet exist: something that would show a natural breast shape and still be invisible under sheer clothes. Over 500 women echoed that need and stood alongside our team for more than three years to help us test and develop Nuudii System. We're sure there's more out there.

Annette Azan Co-founder/Marketing, PR & Sales @ Nuudii System

OVERVIEW
STORY
INVESTOR
Q&A

Why you may want to support us...

1. Innovative product disrupting the growing lingerie industry worth $80B - satisfying an increasing demand for new products
2. Established Market Demand - 17K+ units sold creating $900K+in revenue in 16 weeks!
3. Utility & Design Patents Approved Trademarked-Strong Brand Name & Image
4. Current Margin of 66%, projected to increase to over 83%
5. Raised $870K from executives in and out of our direct industry
6. Highly Experienced Founders and talented team of Women.
7. Manufactured in the US - Global Sales 40+ countries
8. Creating a Brand New Market Category

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Annette Azan
Co-founder/Marketing, PR & Sales
Fashion Executive working in both US and European marketplaces. Successfully launched, built, branded, marketed, and grew sales for leading brands such as Urban Zen/Donna Karan, Norma Kamali and Episode, Igedo Trade Shows.

Rebecca Zuber-Sherr
Co-founder
Senior Fashion Executive who has extensive Global experience as a creator & innovator, working with brands such as Victoria's Secret, Calvin Klein, Lululemon, and Marks & Spencer.

Michaela Zuber
Senior Creative & Technical Designer
FIT Design Graduate - Design & Engineering, product and materials development. Preparation of patents applications, creating designs & implementing into production.

Why people love us

As a lawyer who represents businesses from overseas looking to enter the U.S. market, I never thought I would be an investor in a consumer goods brand for women. When I was introduced to Nuudii and saw the excitement for the product with whomever I talked, I was intrigued and wanted to find out more. Then after meeting the team, looking at market entry positions and financials, I saw the opportunity and decided to take the plunge. When the crowdfunding campaign launched and orders starters pouring in, I was thrilled to have invested before the campaign. I'm now looking forward to their future growth.

Hans Kaeser
Partner at Culhane Meadows PLLC

Having co-founded 3 companies - one of which now has >500 employees and does business in 47 countries - and having invested in many more, there are a few things I look for in startup businesses. I look for passion and experience in the team, a market that is ripe for disruption and large enough to support several new entrants, and a product idea that is innovative, protectable and with opportunities for many derivatives. Finally, I look for companies that can leverage social media effectively and a successful response to product prototypes or market trials. NUUDII hits every point and with $900K+ in sales from a very limited initial campaign. In addition, the company is founded and run... read more

Graham Clark
Co-founder and Vice President of TraceLink

It is a rare thing to come across a product these days that is so revolutionary and at the same time so simple, elegant and refreshingly innovative. Nuudii is that product, and it has the potential to transform the fashion industry while simultaneously transforming and empowering the life of every woman that puts it on. The founders explained the product to me – made their "pitch" so to speak – but it wasn't until I saw the reactions of women who tried it on that investing became a no brainer. We all want our investments to pay off, to produce healthy dividends for us and our families, but aside from the monetary potential of this company, I can think of no better dividend than changing... read more

Christopher Page
Investor

In the news

Williamsburg Kickstarter Nuudii System helps women feel comfortable in their own skin

A company in Brooklyn is making a product that's changing the way women feel in their own skin. When Annette Azan couldn't find a bra to wear with her wedding dress eight years ago she decided to just make

October 30, 2019 @ brooklyn.news12.com

Downloads

How-to-wear-Nuudii copy.gif

We're in the Boob Business

First things first: This is Not a Bra....its a Nuudii!

Nuudii System's innovation is simplifying an overcomplicated market — now, women can choose supreme comfort, versatility, and looking like their wonderfully unique selves!



Every woman knows that euphoric feeling of coming home after a long day, whipping off your bra, and finally letting the girls breathe, free from the confinement of crushing cups and pokey wires.

Freedom • Ease • Joy

The option between bra and braless!



There's an $80 billion boob market out there, and times have changed from the days of push-up padding and lace, in favor of embracing comfort, versatility, and our natural, beautiful selves.

According to CNN, the lingerie market is moving away from Victoria's Secret's "bombshell" look, towards a market that demands comfort, more natural looks and inclusivity. Consumers want wider selections of sizes (because fit is an issue that the bra industry has yet to conquer), color offerings, and above all else, realistic and untouched representations of models like them wearing the products.

Nuudii is creating a new market between bras & going braless.

It's providing a barely-there, ridiculously comfortable experience for all women. Nuudii System is an *innovation*. It's a brand new underwear experience, and — dare we say it — a revolution for your breasts.



Nuudii is Different

	Nuudii	Push ups	Non wired	Bra-lette	T-shirt bra	Sports bra
360 Stretch & lifts with a natural shape	✓					
No wires	✓		✓	✓		✓
Invisible under sheer clothes	✓					
Blends with different skin tone	✓					
No pads	✓			✓		✓
Conforms to monthly breast change	✓					
No Hardware	✓					
Non detachable strap versatility	✓					
Multiple ways to wear	✓					
1.5oz & Fits in the palm of your hand	✓					

Nuudii System fits *you.*

The nylon/spandex blend of fabric that Nuudii is made out of has never been used for boobs before. Eight years ago, co-founder Annette Azan couldn't find anything in the market that she could wear under her sheer , skin baring wedding dress and let her show up looking and feeling like herself. So, she created something entirely new!

Now, after partnering with Rebecca Zuber-Sherr and building a team with talented designer Michaela Zuber, we bring you Nuudii System; providing women a choice of wearing something that allows you to have natural looking breasts while feeling the freedom, ease, and joy that we desire.

Now is the time for body acceptance, and Nuudii asks you to love your boobs as they are.


Nuudii
system
Two strap design for versatility
Strap flexibility
Gently lifts + holds your own natural shape
Seamless edge
Sheer (nipples may show)

Like a good friend, Nuudii System is flexible and embraces you just as you are. The **360° stretch** accommodates a range of shapes and sizes, and has the ability to change with you as you go through all of your monthly phases (thanks, hormones).

With Nuudii, your boobs are cradled, not confined. Nuudii hugs your boobs like skin, while giving a subtle lift without changing their natural shape.

Endless versatility, in form as well as function.



Nuudii lets life flow easily from one activity to another. It's lightweight (a whopping 1.5oz), free of any hardware, formless, can fit in the palm of your hand, and machine washable, to take you from sleep to yoga to work then to your night out with ease.

"As women, we are busier than ever. We need something that works for us that can take us from one thing to another thing to yet another thing. You can sleep in the Nuudii, you can get up to yoga or Pilates, then you can go to work, [or] to a fancy dinner," says co-founder Zuber.

We've sold 17,500 Nuudii's for over $900K in revenue.

- We've already proven product-market fit: We've raised $900K from our wildly successful crowdfunding campaigns on Kickstarter and Indiegogo, as well as $840K in funding from industry executives in and out of the industry.
- We have 13,500 customers from 40+ countries. We've shipped over 7,000 out of our 17,500 orders with a strong positive response and eager fans lining up to reorder in the pipeline!
- We get feedback from our savagely loyal customers on Kickstarter, Indiegogo, and Facebook every day, and our exchanges are lower then expected with a meager 5%, compared to 35-40% on our competitors' end.


Market Opportunities
Customer Base
Like any exciting innovation there is a trajectory to reaching majority adoption. For Nuudii System that translates into huge growth potential.
YR 1 Innovators
YR 2 Early Adopters
YR 3 Early Majority
Nuudii is
Revolutionizing
the way women:
Live - simplicity - ease -utility

Feel - *authentic and free*
Look - *natural*
Dress - *more choices/solution based*

Next steps

Continue to build Sales/e-commerce

- The majority of our sales will be kept to e-commerce. Nuudii System is a packaged good, not something to be tried on in a store. In addition, the sizing system is extremely simple (SS, MM, LL), so it is perfectly primed for internet sales.

Alternative e-commerce Sales opportunities

- Due to its versatility, there are incredible opportunities for cross-promotion. For example, a travel website that sells clothing might cross-promote Nuudii System for its compact nature. Also for retailers selling high fashion which styles often don't work with bras, will now have the chance to offer a new solution. Nuudii System is a win-win for retailers and a big boost in sales for us.

Product Development

- Currently working to expand sizes and colors for the Tee System

- Complete development on other systems (styles) to prepare to launch 2020/21

- We have more products in the pipeline to expand the Nuudii System brand, with development already begun. Future plans include extensions beyond the lingerie industry into activewear, swimwear, and even a new untapped sector outside of the fashion industry.


Brand Expansion
Nuudii System TM
2018
2019
2020
2021 - 2022
Tee System
Additional Colors & Sizes
System 2
System 3
System 4
Additional Styles
Activewear category
Swimwear Category
Ready to Wear
New Sector

Investor Q&A

– COLLAPSE ALL

What does your company do?

Our brand is focused on innovation. Using engineering, design, and technology, we create products that provide new choices and solutions for women. Nuudii System is not a bra — our unique product is engineered to hug your natural shape while offering a subtle lift. With our patented design and flexible fabric, boobs are cradled, not compressed, for supreme comfort and well-being. In addition, Nuudii can be worn 12+ ways for maximum flexibility.

Where will your company be in 5 years?

We want to own this new category, "between bra and braless," expanding our brand to include many new offerings that will draw off our patented innovation. Our goal is to extend our size offerings to bring the Nuudii experience to women everywhere. We aim to be the leader of boob freedom in the entire world!

Why did you choose this idea?

The idea was conceptualized from one founder's need for a product that did not yet exist: something that would show a natural breast shape and still be invisible under sheer clothes. Over 500 women echoed that need and stood alongside our team for more than three years to help us test and develop Nuudii System. We're sure there's more out there.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The market is wide open, as brands like Victoria's Secret are in rapid decline. The needs of women have changed. Looking natural, being comfortable, and using products that add simplicity to daily life are in demand.

The shift to body acceptance is huge, and natural/wellness brands and utilitarian products are growing. Also, women are busier than ever and desire comfort, ease and simplicity. They are done with conforming to body ideals and just want to be themselves.

Our product addresses all of these needs; its low key and versatile design allows women to own their own shapes with supreme comfort. It's designed to adapt to a wide variety of lifestyles and clothing demands.

What is your proudest accomplishment?

Nuudii has never been done before. Using technology, engineering, design, vision, patience and tenacity, we created a product that is changing the lives of women. This took years of testing and listening to feedback from the women involved in testing our product, as we engineered this innovation. We aim to constantly evolve and expand our technology to include additional sizes so more women can have the Nuudii Experience. We are honored and excited to be here on Wefunder, where we can connect directly with you as we forge a new pathway for women to live with ease, comfort and joy.

How far along are you? What's your biggest obstacle?

We just launched on Kickstarter and are now shipping to 40+ countries 17,000+ products to over 13,500 women. There are more designs in the pipeline that will be introduced, as they are production ready. The biggest obstacle is getting the word out about this brand. We've seen from Kickstarter the eagerness for our product is there. We need more investment to keep that momentum going.

Who are your competitors?

E-commerce bra sellers including Third Love, True & Co, Me Undies, and Lively. However, none of these companies are addressing an entirely new, non-bra category like we are.

Nuudii is different — it's the only product that offers a natural look and feel — the engineering and unique design is solution based and patented for the new engineering and design that we are bringing to the field.

What do you understand that your competitors don't?

We saw the white space expand, as well as a growing eagerness for something new.

The demand for bras with molded cups, lifted up breasts, and uncomfortable construction has decreased. More women are going braless than ever before. Lingerie brands are still iterating off traditional bra designs and trying to meet consumers' fit needs by making more sizes (some of them up to 70+). That's an expensive and painful trial-and-error process that we're circumventing, because the Nuudii fits you and your unique boob situation, exactly the way you are.

As did Spanx, Nuudii addresses a much needed solution to getting dressed, as our design allows women a chance to wear a multitude of styles!

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. We must educate our customers so they understand what Nuudii System is (and isn't). manage expectations of women who are conditioned to "the bra". This not a bra, it's different. Observing and analyzing what is working or not, adjusting accordingly is key.

2. We will need additional capacity as our brand grows substantially. Need to source & duplicate the engineering of this highly technical product.

3. Additional sizes are key to cover a wider market.With your help, we will fund this highly technical process.

4. Messaging and Marketing: Differentiation is key. We must create a clear brand message as to what this new market category addresses. We need & have a savvy marketing company to help us establish the brand

What do you need the most help with?

Boobs are wonderful and complicated (all those different sizes and shapes!), and bra production is a highly complex industry.

This campaign will provide the much needed capital to fund marketing efforts, build out more production lines, and continue developing our new products and grow this new market, enabling us to share Nuudii with women around the world.

What would you do with the money you raise?

1. Marketing! There is a huge untapped market as proven by the success of our Kickstarter and Indiegogo campaigns, and we have a great brand with solid production in place to fill that market.

2. Expand our size range so more women can enjoy the Nuudii Experience.

3. Complete development on the exciting new designs in our pipeline.

4. PR to establish our brand - every point above will help us continue establishing our brand as the new market leader for women worldwide.